SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

88642R109
(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100 New York, New York 10165 212-986-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 88642R109	Page 2 of 15 Pages
1	NAMES OF REPORTING PERSONS
Robert E. Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,392

	8	SHARED VOTING POWER
1,233,712

	9	SOLE DISPOSITIVE POWER
1,392

	10	SHARED DISPOSITIVE POWER
1,233,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,235,104

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants (as defined herein) as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 3 of 15 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,233,712

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,233,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,233,712

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 4 of 15 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,233,712

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,233,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,233,712

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 5 of 15 Pages
1	NAMES OF REPORTING PERSONS
Suzanne Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,669

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,669

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 6 of 15 Pages
1	NAMES OF REPORTING PERSONS
Daniel Vitetta*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
162

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
162

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
162

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 7 of 15 Pages
1	NAMES OF REPORTING PERSONS
Kenneth R. Wasiak*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
556,677

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
556,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,677

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 8 of 15 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
556,677

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
556,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
556,677

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 9 of 15 Pages
1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
367,995

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
367,995

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
367,995

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 10 of 15 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
188,682

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
188,682

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
188,682

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

SCHEDULE 13D
CUSIP No. 88642R109	Page 11 of 15 Pages

This Statement on Schedule 13D Amendment No. 7 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of Common Stock (initially and with respect to Amendments Nos. 1 through 3, $0.10 par value per share; for Amendments Nos. 4 through 7, $0.001 par value per share; together, the "Common Stock"), including shares of Common Stock underlying Series A and B Warrants and under certain warrants issued to persons not known to be U.S. Citizens who were holders of certain debt and leaseback obligations of the Issuer (the “New Creditor Warrants,” and together with the Series A and B Warrants, the “Warrants”), of Tidewater Inc. (the "Issuer"), filed on August 26, 2016 with the Commission, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 thereto, filed with the Commission on November 1, 2016, November 18, 2016, May 17, 2017, August 8, 2017, August 31, 2017, and November 21, 2017, respectively (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 318 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,074 Warrants directly beneficially held by Mr. Robotti is approximately $52,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 330,814 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 346,221 Warrants beneficially held by Robotti Advisors (excluding shares and Warrants beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $12,739,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 381 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,288 Warrants directly beneficially held by Mrs. Suzanne Robotti is approximately $62,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 37 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 125 Warrants directly beneficially held by Mr. Daniel Vitetta is approximately $2,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mr. Daniel Vitetta were paid for using his personal funds.

The aggregate purchase price of the 215,971 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 152,024 Warrants and $695,756 in principal amount of new Senior Secured Notes directly beneficially held by RIC is approximately $9,417,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 114,136 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 74,546 Warrants and $374,791 in principal amount of new Senior Secured Notes directly beneficially held by RI is approximately $4,897,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RI were paid for using its working capital.

The aggregate purchase prices set forth in this Item 3 relating to RIC and RI reflect certain cost basis adjustments due to the exchange of the Issuer’s Credit Agreement Revolving Credit Commitment and Term Loan A as a consequence of the Plan.

SCHEDULE 13D
CUSIP No. 88642R109	Page 12 of 15 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of June 29, 2018, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(6)(7)	1,235,104	1,392	1,233,712	4.63%
ROBT (1)(3)(6)(7)	1,233,712	0	1,233,712	4.63%
Robotti Advisors (1)(3)(6)(7)	1,233,712	0	1,233,712	4.63%
Suzanne Robotti (1)(4)	1,669	1,669	0	**
Daniel Vitetta (1)(5)	162	162	0	**

SCHEDULE 13D
CUSIP No. 88642R109	Page 13 of 15 Pages

Wasiak (1)(6)(7)	556,677	0	556,677	2.12%
RMC (1)(6)(7)	556,677	0	556,677	2.12%
RIC (1)(6)	367,995	0	367,995	1.40%
RI (1)(7)	188,682	0	188,682	**

* Based on the aggregate of (i) 26,085,275 shares of Common Stock, $0.001 Par Value per share, outstanding as of June 20, 2018, as disclosed in the Issuer's Current Report on Form 8-K, filed with the Commission on June 21, 2018, plus (ii) the number of shares of Common Stock underlying the Warrants beneficially owned by the Reporting Person, as required by Rule 13d-3(d)(1)(i) (“Rule 13d-3(d)(1)(i)”) under the Act.

** Less than 1%

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) The aggregate number of shares includes 1,074 shares of Common Stock underlying 1,074 Warrants directly beneficially owned by Mr. Robotti as required by Rule 13d-3(d)(1)(i) but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti's wife and set forth in footnote (4) below or (A) the shares of Common Stock beneficially owned by or (B) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti's nephew and set forth in footnote (5) below, all of which shares Mr. Robotti disclaims beneficial ownership.  Mr. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 318 shares of Common Stock directly beneficially owned by him.  Upon exercise of the Warrants directly beneficially owned by him, Mr. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(3) The aggregate number of shares includes 572,791 shares of Common Stock underlying 572,791 Warrants directly beneficially owned by the advisory clients of Robotti Advisors as required by Rule 13d-3(d)(1)(i).  Each of Mr. Robotti and ROBT share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of 660,921 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.  Upon exercise of the Warrants directly beneficially owned by the advisory clients of Robotti Advisors, each of Mr. Robotti and ROBT will share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(4) The aggregate number of shares includes 1,288 shares of Common Stock underlying 1,288 Warrants directly beneficially owned by Suzanne Robotti as required by Rule 13d-3(d)(1)(i) but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti and set forth in footnote (2) above or (A) the shares of Common Stock beneficially owned by or (B) the shares of Common Stock underlying the Warrants beneficially owned by, Mrs. Robotti's nephew and set forth in footnote (5) below, all of which shares Mrs. Robotti disclaims beneficial ownership.  Mrs. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 381 shares of Common Stock directly beneficially owned by her.  Upon exercise of the Warrants directly beneficially owned by her, Mrs. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(5) The aggregate number of shares includes 125 shares of Common Stock underlying 125 Warrants directly beneficially owned by Daniel Vitetta as required by Rule 13d-3(d)(1)(i) but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti, his uncle, and set forth in footnote (2) above or (A) the shares of Common Stock beneficially owned by or (B) the shares of Common Stock underlying the Warrants beneficially owned by, Mrs. Robotti, his aunt, and set forth in footnote (4) above, all of which shares Mr. Vitetta disclaims beneficial ownership.  Mr. Vitetta has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 37 shares of Common Stock directly beneficially owned by him.  Upon exercise of the Warrants directly beneficially owned by him, Mr. Vitetta will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

SCHEDULE 13D
CUSIP No. 88642R109	Page 14 of 15 Pages

(6) The aggregate number of shares includes 152,024 shares of Common Stock underlying 152,024 Warrants directly beneficially owned by RIC as required by Rule 13d-3(d)(1)(i).  Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of 215,971 shares of Common Stock directly beneficially owned by RIC.  Upon exercise of the Warrants directly beneficially owned by RIC, each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC will share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants. The Warrants have no voting rights.

(7) The aggregate number of shares includes 74,546 shares of Common Stock underlying 74,546 Warrants directly beneficially owned by RI as required by Rule 13d-3(d)(1)(i).  Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of 114,136 shares of Common Stock directly beneficially owned by RI.  Upon exercise of the Warrants directly beneficially owned by RI, each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC will share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(c) The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page.  All transactions were made in the open market and do not reflect commissions or other expenses.

Transactions in Shares
Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/ Sell	Weighted Average Price	Price Range
Robotti Advisor's Advisory Clients	4/30/2018	1,008	SELL	$35.20	$35.16-35.24
Robotti Advisor's Advisory Clients	5/08/2018	150	SELL	$33.40	$33.40-33.40
Robotti Advisor's Advisory Clients	5/21/2018	200	BUY	$31.21	$31.21-$31.21

(d) Robotti Advisors' advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) On June 20, 2018, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SCHEDULE 13D
CUSIP No. 88642R109	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 29, 2018

Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti
Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

/s/ Suzanne Robotti		Robotti & Company Advisors, LLC
Suzanne Robotti

/s/ Daniel Vitetta		By:	/s/ Robert E. Robotti
Daniel Vitetta			Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member